SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 2)


                     Wellsford Real Property, Inc.
                           (Name of Issuer)

                    Common Stock, par value $0.01
                    (Title of Class of Securities)


                             950240101
                           (CUSIP Number)


                          Peter A. Langerman
                     Franklin Mutual Advisers, LLC
                       51 John F. Kennedy Parkway
                     Short Hills, New Jersey 07078
                             973.912.2042

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)


                           June 7, 2001
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e) 13d-1(f) or 13d-1(g) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    None (See Item 5)

8.  SHARED VOTING POWER

    None (See Item 5)

9.  SOLE DISPOSITIVE POWER

    None (See Item 5)

10. SHARED DISPOSITIVE POWER

    None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    None (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    0.0%

14. TYPE OF REPORTING PERSON          IA

The Schedule 13D previously filed on March 27, 2000 is hereby amended as follows:

The response to Item 5 is deleted in its entirety and replaced with the following:

Item 5.  Interest in Securities of the Issuer

On June 7, 2001, Franklin Mutual Advisers, LLC ("FMA") entered into a letter agreement with the Issuer (a copy of which is attached as Exhibit D) pursuant to which FMA agreed to sell, and the Issuer agreed to buy, all of the Issuer's common stock beneficially owned by FMA's advisory clients. Consequently, the number of shares of the Issuer's common stock which FMA may be deemed to beneficially own for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 is zero.

The response to Item 7 is amended by adding the following:

Item 7. Materials to be Filed as Exhibits

Exhibit B-1  Summary of Transactions Within the Last Sixty Days
Exhibit D    June 7, 2001 Letter Agreement between the Issuer and FMA


After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

June 11, 2001

Franklin Mutual Advisers, LLC

By: Franklin/Templeton Distributors, Inc.
    Its Managing Member




/s/Leslie M. Kratter
LESLIE M. KRATTER

Secretary

Exhibit B -1

Summary of Transactions Within the Last Sixty Days

Date         Buy/Sell    No. of Shares      Price

06/07/01     sell        2,020,784          $18.10

Exhibit D

Wellsford Real Properties, Inc.
535 Madison Avenue
New York, New York 10022


June 7, 2001
Mutual Beacon Fund
Mutual Qualified Fund
Mutual Beacon Fund (Canada)
Franklin Mutual Advisers, LLC
51 John F. Kennedy Parkway
Short Hills, NJ 07078

Ladies and Gentlemen:

It is our understanding that the funds set forth on Exhibit A hereto (the "Funds") for which Franklin Mutual Advisers, LLC ( "Franklin") is the sole investment advisor own 2,020,784 shares of common stock, par value $.02 per share, of Wellsford Real Properties, Inc. ("WRP") (all such shares are referred to herein as the "Shares") as set forth on said Exhibit A. This will confirm our agreement that WRP shall purchase (the "Purchase"), and Franklin and the Funds shall sell, all of the Shares for a purchase price (the "Purchase Price") of $18.10 per share (equal to an aggregate of $36,576,191.40 for all of the Shares). Upon confirmation by WRP that all of the Shares have been deposited with Robinson Silverman Pearce Aronsohn & Berman LLP in proper form for transfer, WRP shall promptly wire the Purchase Price, in immediately available funds, to an account designated in writing by Franklin.

In connection with the Purchase, the Funds and Franklin hereby represent and warrant to WRP as follows:

(a) Franklin is the sole investment advisor, manager and agent for the Funds and has full power and authority, on behalf of the Funds, to enter into this agreement to sell the Shares to WRP.

(b) Each Fund is the sole beneficial owner of, and has good and valid title to the Shares set forth opposite its name on Exhibit A hereto, free and clear of any and all liens, pledges, encumbrances, charges, agreements or claims of any kind whatsoever. The Shares represent all of the shares of common stock of WRP owned by the Funds, Franklin and any other funds for which Franklin acts as advisor, manager or agent.

(c) Each Fund and Franklin has the requisite limited liability company, corporate or partnership power, as the case may be, and authority to execute, deliver and perform its obligations under this letter agreement and to sell, transfer and deliver the Shares set forth opposite its name on Exhibit A hereto as provided in this letter agreement, and the delivery of the Shares set forth opposite its name on Exhibit A hereto to WRP as provided in this letter agreement will convey to WRP good and marketable title to the Shares set forth opposite its name on Exhibit A hereto, free and clear of any and all liens, pledges, encumbrances, charges, agreements or claims of any kind whatsoever.

(d) The execution and delivery of this letter agreement, and the consummation of the transactions contemplated hereby, has been duly authorized by all necessary limited liability company, corporate or partnership action, as the case may be, of Franklin and the Funds. This letter agreement has been duly executed and delivered by the Funds and Franklin and constitutes the legal, valid and binding obligation of Franklin and the Funds, enforceable against each of them in accordance with its terms.

(e) Neither the Funds nor Franklin are a party to, subject to or bound by, any agreement, judgment, order, writ, injunction or decree of any court or governmental body which are in conflict with or would prevent the performance by the Funds or Franklin of their obligations under this letter agreement.

(f) The Funds and Franklin are fully familiar with the business and financial condition of WRP and have made whatever inquiries and received whatever information they deemed necessary in connection with the sale of the Shares. The Funds and Franklin have had an opportunity to ask questions of, and receive answers from, officers of WRP concerning WRP and its businesses, financial condition and prospects, and all such questions, if any, have been answered to the full satisfaction of the Funds and Franklin.

(g) The Funds and Franklin understand that WRP is engaged in discussions relating to various transactions, some of which, if consummated, may be material, and that it is selling the Shares to WRP understanding that certain of those transactions may be consummated.

In consideration of the Purchase, the Funds agree and Franklin agrees for itself and on behalf of any funds, for which it acts now or hereafter as advisor, manager and agent that they will not acquire any shares of common stock of WRP prior to June 7, 2004.

In addition, the Funds and Franklin agree that they will vote the Shares for the election of WRP's nominees for directors of WRP at WRP's June 15, 2001 annual meeting of stockholders or any adjournment thereof.

It is understood and agreed that no failure or delay by either party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.


This agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflict of laws thereof. This agreement may not be assigned in whole or in part by either party without the prior written consent of the other party. This Agreement sets forth the entire agreement of the parties with respect to the subject matter hereof. This agreement may be executed in counterparts, each of which shall be deemed to be an original, and all of which shall constitute the same agreement.

Very truly yours,


WELLSFORD REAL PROPERTIES, INC.


By:_______________________________
      Title:


Agreed:

Mutual Beacon Fund
Mutual Qualified Fund
Mutual Beacon Fund (Canada)

By:  FRANKLIN MUTUAL ADVISERS, LLC,
     its investment advisor

By:  __________________________



FRANKLIN MUTUAL ADVISERS, LLC,


By:  __________________________


EXHIBIT A


Name of Fund and Beneficial Owner  Record Owner             Number of Shares

Mutual Beacon Fund                 MSF - Mutual Beacon Fund      150*

Mutual Beacon Fund                 Cede & Co.                    791,460**

Mutual Qualified Fund              Bosworth & Co.                1,138,592*

Mutual Qualified Fund              Cede & Co.                    63,582**

Mutual Beacon Fund (Canada)        Cede & Co.                    27,000*


*   -   Certificate
** -   DTC